UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **October 22, 2025**

GE Vernova Inc.

(Exact name of registrant as specified in its charter)

Delaware	**001-41966**	**92-2646542**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

58 Charles Street, Cambridge, MA	**02141**
(Address of principal executive offices)	(Zip Code)

(Registrant's telephone number, including area code) **(617) 674-7555**

_____
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	GEV	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

On October 22, 2025, GE Vernova Inc. (the "Company") released its third-quarter 2025 financial results on its investor relations website at www.gevernova.com/investors. A copy of these is attached as Exhibit 99 and incorporated by reference herein.

The information provided pursuant to this Item 2.02, including Exhibit 99, is being furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities under that Section and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933 or the Exchange Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Description

99 Third-quarter 2025 financial results released on GE Vernova Inc.'s website on October 22, 2025.

104 The cover page of this Current Report on Form 8-K formatted as Inline XBRL.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	GE Vernova Inc.
	(Registrant)

Date: October 22, 2025	/s/ Matthew J. Potvin
	Matthew J. Potvin
	Vice President, Controller and Chief Accounting Officer
	Principal Accounting Officer



GE Vernova reports third quarter 2025 financial results and reaffirms guidance
Strong 3Q'25 results with robust orders and backlog, continued margin expansion and positive free cash flow

Third Quarter 2025 Highlights:
* Orders of $14.6B, +55% organically, led by equipment at Power and Electrification
* Backlog[1] growth of $6.6B sequentially from equipment and services
* Gas Power equipment backlog and slot reservation agreements grew from 55 to 62 GW
* Revenue of $10.0B, +12%, +10% organically*, with growth in both equipment and services
* Net income of $0.5B; net income margin of 4.5%
* Adjusted EBITDA* of $0.8B and adjusted EBITDA margin* of 8.1%
* Cash from operating activities of $1.0B; free cash flow* of $0.7B
* $7.9B cash balance; $2.4B in capital returned to shareholders year-to-date

CAMBRIDGE, Mass., (October 22, 2025) – GE Vernova Inc. (NYSE: GEV), a unique industry leader enabling customers to accelerate the energy transition, today reported financial results for the third quarter ending September 30, 2025.

"GE Vernova delivered another productive quarter with strong financial results. Our growth trajectory is accelerating and the demand environment for our equipment and services remains strong with $16 billion in backlog growth year-to-date. Our Gas Power equipment backlog and slot reservation agreements increased from 55 to 62 gigawatts sequentially, and our Electrification equipment backlog increased $6.5 billion year-to-date, to approximately $26 billion," said GE Vernova CEO Scott Strazik. "We are leading from a position of strength and are focused on long-term growth and returns. This era of increased electricity investment has just started, and we have substantial opportunity ahead of us as we provide the solutions required to help the world electrify to thrive and decarbonize."

In the third quarter, orders of $14.6 billion increased +55% organically, driven by robust equipment growth at Power and Electrification, with continued services growth. Revenue of $10.0 billion was up +12%, +10% organically*, led by equipment at Electrification and Power, as well as services at Power, more than offsetting lower Wind equipment. Margins expanded significantly, with growth in all segments. Free cash flow* remained positive and was down year-over-year as strong adjusted EBITDA* was offset by lower positive working capital benefits and higher capex investments.

Power
* Orders of $7.8 billion increased +50% organically and revenues of $4.8 billion increased +15%, +14% organically*, led by Gas Power. Segment EBITDA margin grew +140 basis points, +120 basis points organically*.
* Signed just over 12 gigawatts (GW) of new gas equipment contracts including 12 GW of slot reservation agreements and 1 GW of orders. Converted 7 GW of existing slot reservation agreements to orders and shipped 4 GW of equipment; resulting in backlog growth from 29 to 33 GW and an increase in slot reservation agreements from 25 to 29 GW.

Wind
* Orders of $1.8 billion increased 4% organically, driven by higher Onshore Wind services, which more than offset lower Onshore Wind equipment. Revenues of $2.6 billion decreased (8)%, (9)% organically*, primarily due to the nonrecurrence of the settlement of a previously canceled Offshore Wind project in the third quarter of 2024. Segment EBITDA losses improved and EBITDA margin increased +870 basis points, +1,070 basis points organically*.
* Secured 0.3 GW of Onshore Wind repowering orders, with 0.6 GW booked year-to-date.

Electrification
* Orders of $5.1 billion increased +102% organically, with continued strong demand for grid equipment. Revenues of $2.6 billion increased +35%, +32% organically*, driven by volume and price. Segment EBITDA margin grew +470 basis points, +550 basis points organically*.
* Experienced strong customer demand for grid equipment in the Middle East, North America, and Europe; secured $1.6 billion of orders for synchronous condensers in Saudi Arabia.

---

[1] Defined as remaining performance obligation (RPO)
*Non-GAAP Financial Measure

Company Updates:

In the third quarter of 2025, GE Vernova:

- Experienced one fatality in a motor vehicle accident; safety remains a top priority.
- Repurchased approximately 1.1 million shares for $0.7 billion, with a total of 6.3 million shares repurchased year-to-date through September 30, 2025 at an average price of $357.
- Paid a $0.25 per share quarterly dividend; on September 25, declared a $0.25 per share fourth quarter dividend, payable on November 17, 2025 to stockholders of record as of October 20, 2025.
- Announced an agreement to sell its Proficy® manufacturing software business to TPG for $0.6 billion; the transaction is expected to close in the first half of 2026.
- Completed the acquisition of Alteia SAS, further strengthening GE Vernova's AI capabilities and GridOS platform.
- Monetized 3% ownership stake in China XD Electric Co Ltd., resulting in approximately $0.1 billion of pre-tax proceeds.
- Invested $0.2 billion in capital expenditures, including initiatives to expand capacity in Power and Electrification, as part of its commitment to invest $4 billion in capex through 2028.
- Funded $0.3 billion in research and development (R&D) spending, to advance breakthrough energy transition technologies, as part of its commitment to invest $5 billion in R&D through 2028.

In October, GE Vernova announced that it will acquire the remaining fifty percent stake of Prolec GE, its joint venture with Xignux, for $5.275 billion. The transaction strengthens the company's position as a global grid equipment leader and is expected to close by mid-2026, subject to regulatory approvals.

"We delivered another strong quarter as we executed our financial strategy, with continued orders and revenue growth, significant margin expansion, and positive free cash flow. We expanded our backlog year-over-year and sequentially across equipment and services, with healthy equipment margin in backlog reflecting favorable price and our focus on disciplined underwriting," said GE Vernova CFO Ken Parks. "As a result of our improving free cash flow linearity, we continued to return cash to shareholders through our share repurchase actions and quarterly dividend payment, while maintaining a healthy cash balance and solid investment grade balance sheet. We're reaffirming our 2025 financial guidance, and we look forward to providing our 2026 financial guidance and updated outlook by 2028 at our investor event on December 9."

2025 Guidance:

GE Vernova is reaffirming its 2025 financial guidance and expects revenue to trend towards the higher end of $36-$37 billion, adjusted EBITDA margin* of 8%-9%, and free cash flow* of $3.0-$3.5 billion. Segment guidance is:

- **Power**: 6%-7% organic revenue* growth and 14%-15% segment EBITDA margin.
- **Wind**: Organic revenue* down high-single digits, compared to prior expectations of down mid-single digits, and ~$400 million of segment EBITDA losses, changed from $200-400 million of segment EBITDA losses, trending towards the bottom of the range.
- **Electrification**: trending towards 25% organic revenue* growth, up from prior expectations of approximately 20%, and 14%-15% segment EBITDA margin, raising the lower end of prior expectations of 13-15%.

The guidance includes the impact of tariffs as currently outlined and resulting inflation, which is estimated to be trending toward the lower end of approximately $300-$400 million, net of mitigating actions.

Total Company Results

(Dollars in millions, except per share)	Three months ended September 30			Nine months ended September 30		
	2025	**2024**	**Year-on-Year**	**2025**	**2024**	**Year-on-Year**
GAAP Metrics						
Total revenues	$9,969	$8,913	12 %	$27,112	$24,376	11 %
Net income (loss)	$453	$(99)	$552	$1,209	$1,075	$134
Net income (loss) margin	4.5 %	(1.1)%	560 bps	4.5 %	4.4 %	10 bps
Diluted EPS(a)	$1.64	$(0.35)	F	$4.41	$3.85	15 %
Cash from (used for) operating activities	$980	$1,127	$(147)	$2,508	$1,662	$846
Non-GAAP Metrics						
Organic revenues	$9,826	$8,902	10 %	$27,031	$24,053	12 %
Adjusted EBITDA	$811	$243	$569	$2,038	$957	$1,082
Adjusted EBITDA margin	8.1 %	2.7 %	540 bps	7.5 %	3.9 %	360 bps
Adjusted organic EBITDA margin	8.5 %	2.5 %	600 bps	7.4 %	4.5 %	290 bps
Free cash flow	$732	$968	$(236)	$1,902	$1,129	$773

(a) The computation of earnings (loss) per share for all periods through April 1, 2024 was calculated using 274 million common shares that were issued upon our separation from General Electric Company (GE) and excludes Net loss (income) attributable to noncontrolling interests. For periods prior to April 1, 2024, the Company participated in various GE stock-based compensation plans, and there were no dilutive equity instruments as there were no equity awards of GE Vernova outstanding.

*Non-GAAP Financial Measure

Results by Reporting Segment

The following segment discussions and variance explanations are intended to reflect management's view of the relevant comparisons of financial results.

Power

(Dollars in millions)	Three months ended September 30			Nine months ended September 30		
	2025	2024	Year-on-Year	2025	2024	Year-on-Year
Orders	$7,807	$5,202	50 %	$21,142	$15,206	39 %
Revenues	$4,838	$4,206	15 %	$14,019	$12,696	10 %
Cost of revenues(a)	$3,663	$3,186		$10,482	$9,638	
Selling, general, and administrative expenses(a)	$436	$479		$1,339	$1,486	
Research and development expenses(a)	$139	$91		$371	$257	
Other segment (income)/expenses(b)	$(45)	$(50)		$(104)	$(142)	
Segment EBITDA	$645	$499	$146	$1,931	$1,457	$474
Segment EBITDA margin	13.3 %	11.9 %	140 bps	13.8 %	11.5 %	230 bps

(a) Excludes depreciation and amortization expenses.
(b) Primarily includes equity method investment income and other interest and investment income.

Third Quarter 2025 Performance:
Orders of $7.8 billion increased +50% organically, led by Gas Power equipment more than doubling due to higher volume and pricing, with 20 heavy-duty units, including 13 HA turbines. Revenues of $4.8 billion increased +15%, +14% organically*, led by Gas Power, with increased heavy-duty gas turbine deliveries, project commissioning, higher services volume, and favorable price. Segment EBITDA was $0.6 billion and segment EBITDA margin was 13.3%, up +140 basis points, +120 basis points organically*, primarily driven by continued strength at Gas Power, with higher price and increased productivity offsetting additional expenses to support capacity investments at Gas Power, R&D at Nuclear Power, and inflation.

Wind

(Dollars in millions)	Three months ended September 30			Nine months ended September 30		
	2025	2024	Year-on-Year	2025	2024	Year-on-Year
Orders	$1,833	$1,747	5 %	$4,535	$5,057	(10)%
Revenues	$2,647	$2,891	(8)%	$6,742	$6,592	2 %
Cost of revenues(a)	$2,532	$2,998		$6,598	$6,583	
Selling, general, and administrative expenses(a)	$118	$138		$393	$430	
Research and development expenses(a)	$43	$59		$117	$180	
Other segment (income)/expenses(b)	$16	$13		$8	$6	
Segment EBITDA	$(61)	$(317)	$256	$(373)	$(607)	$234
Segment EBITDA margin	(2.3)%	(11.0)%	870 bps	(5.5)%	(9.2)%	370 bps

(a) Excludes depreciation and amortization expenses.
(b) Primarily includes equity method investment income and other interest and investment income.

Third Quarter 2025 Performance:
Orders of $1.8 billion increased 4% organically, driven by higher Onshore Wind services, which more than offset lower Onshore Wind equipment orders. Revenues of $2.6 billion decreased (8)%, (9)% organically*, due to the nonrecurrence of $0.5 billion on the settlement of a previously canceled Offshore Wind project as well as charges for the impact of blade events, both in the third quarter of 2024, partially offset by higher Offshore Wind deliveries and increased Onshore Wind services. Segment EBITDA was $(0.1) billion and segment EBITDA margin was (2.3)%, up +870 basis points, +1,070 basis points organically*, driven by Onshore Wind equipment profitability, price, and productivity, partially offset by the impact of tariffs, and lower contract losses at Offshore Wind, partially offset by the nonrecurrence of a gain recorded on the prior year settlement of the previously canceled project.

*Non-GAAP Financial Measure

Electrification

(Dollars in millions)	Three months ended September 30			Nine months ended September 30		
	2025	**2024**	**Year-on-Year**	**2025**	**2024**	**Year-on-Year**
Orders	$5,110	$2,510	104 %	$11,841	$10,904	9 %
Revenues	$2,601	$1,928	35 %	$6,682	$5,369	24 %
Cost of revenues(a)	$1,824	$1,362		$4,626	$3,820	
Selling, general, and administrative expenses(a)	$336	$328		$1,000	$973	
Research and development expenses(a)	$115	$84		$308	$259	
Other segment (income)/expenses(b)	$(67)	$(47)		$(181)	$(79)	
Segment EBITDA	$393	$201	$193	$929	$396	$533
Segment EBITDA margin	15.1 %	10.4 %	470 bps	13.9 %	7.4 %	650 bps

(a) Excludes depreciation and amortization expenses.
(b) Primarily includes equity method investment income and other interest and investment income.

Third Quarter 2025 Performance:
Orders of $5.1 billion increased +102% organically, with continued strong demand for grid equipment in the Middle East, North America, and Europe. Revenues of $2.6 billion grew +35%, +32% organically*, driven by Grid Solutions, due to HVDC and switchgear growth, as well as Power Conversion and Storage, due to battery energy storage solutions. Segment EBITDA was $0.4 billion and segment EBITDA margin was 15.1%, up +470 basis points, +550 basis points organically*, due to volume, productivity, and price, primarily at Grid Solutions.

*Non-GAAP Financial Measure

Non-GAAP Financial Measures

The non-GAAP financial measures presented in this press release are supplemental measures of our performance and our liquidity that we believe help investors understand our financial condition and operating results and assess our future prospects. We believe that presenting these non-GAAP financial measures, in addition to the corresponding U.S. GAAP financial measures, are important supplemental measures that exclude non-cash or other items that may not be indicative of or are unrelated to our core operating results and the overall health of our company. We believe that these non-GAAP financial measures provide investors greater transparency to the information used by management for its operational decision-making and allow investors to see our results "through the eyes of management." We further believe that providing this information assists our investors in understanding our operating performance and the methodology used by management to evaluate and measure such performance. When read in conjunction with our U.S. GAAP results, these non-GAAP financial measures provide a baseline for analyzing trends in our underlying businesses and can be used by management as one basis for financial, operational, and planning decisions. Finally, these measures are often used by analysts and other interested parties to evaluate companies in our industry.

Management recognizes that these non-GAAP financial measures have limitations, including that they may be calculated differently by other companies or may be used under different circumstances or for different purposes, thereby affecting their comparability from company to company. In order to compensate for these and the other limitations discussed below, management does not consider these measures in isolation from or as alternatives to the comparable financial measures determined in accordance with U.S. GAAP. Readers should review the reconciliations below and should not rely on any single financial measure to evaluate our business. The reasons we use these non-GAAP financial measures and the reconciliations to their most directly comparable U.S. GAAP financial measures follow. Unless otherwise noted, tables are presented in U.S. dollars in millions, except for per-share amounts which are presented in U.S. dollars. Certain columns and rows within tables may not add due to the use of rounded numbers. Percentages presented in this report are calculated from the underlying numbers in millions.

We believe the organic measures presented below provide management and investors with a more complete understanding of underlying operating results and trends of established, ongoing operations by excluding the effect of acquisitions, dispositions, and foreign currency, which includes translational and transactional impacts, as these activities can obscure underlying trends.

ORGANIC REVENUES, EBITDA, AND EBITDA MARGIN BY SEGMENT (NON-GAAP)

	Revenue(a)			Segment EBITDA			Segment EBITDA margin		
For the three months ended September 30	**2025**	**2024**	**V%**	**2025**	**2024**	**V%**	**2025**	**2024**	**V bps**
Power (GAAP)	$4,838	$4,206	15%	$645	$499	29%	13.3%	11.9%	140 bps
Less: Acquisitions	—	—		2	—				
Less: Business dispositions	—	—		—	—				
Less: Foreign currency effect	49	3		47	29				
Power organic (Non-GAAP)	$4,789	$4,204	14%	$596	$470	27%	12.4%	11.2%	120 bps
Wind (GAAP)	$2,647	$2,891	(8)%	$(61)	$(317)	81 %	(2.3)%	(11.0)%	870 bps
Less: Acquisitions	—	—		—	—				
Less: Business dispositions	—	—		—	—				
Less: Foreign currency effect	29	2		(59)	(7)				
Wind organic (Non-GAAP)	$2,619	$2,888	(9)%	$(2)	$(311)	99 %	(0.1)%	(10.8)%	1,070 bps
Electrification (GAAP)	$2,601	$1,928	35%	$393	$201	96 %	15.1 %	10.4 %	470 bps
Less: Acquisitions	2	—		(3)	—				
Less: Business dispositions	—	—		—	—				
Less: Foreign currency effect	62	6		(3)	4				
Electrification organic (Non-GAAP)	$2,537	$1,922	32%	$399	$197	F	15.7 %	10.2 %	550 bps

(a) Includes intersegment sales of $130 million and $120 million for the three months ended September 30, 2025 and 2024, respectively.

	Revenue(a)			Segment EBITDA			Segment EBITDA margin		
For the nine months ended September 30	**2025**	**2024**	**V%**	**2025**	**2024**	**V%**	**2025**	**2024**	**V bps**
Power (GAAP)	$14,019	$12,696	10%	$1,931	$1,457	33%	13.8%	11.5%	230 bps
Less: Acquisitions	—	—		4	—				
Less: Business dispositions	—	308		—	(41)				
Less: Foreign currency effect	49	8		100	(31)				
Power organic (Non-GAAP)	$13,969	$12,380	13%	$1,827	$1,529	19%	13.1%	12.4%	70 bps
Wind (GAAP)	$6,742	$6,592	2%	$(373)	$(607)	39%	(5.5)%	(9.2)%	370 bps
Less: Acquisitions	—	—		—	—				
Less: Business dispositions	—	—		—	—				
Less: Foreign currency effect	(15)	(7)		(72)	(41)				
Wind organic (Non-GAAP)	$6,757	$6,599	2%	$(301)	$(566)	47%	(4.5)%	(8.6)%	410 bps
Electrification (GAAP)	$6,682	$5,369	24%	$929	$396	F	13.9 %	7.4 %	650 bps
Less: Acquisitions	4	—		(4)	—				
Less: Business dispositions	—	—		—	—				
Less: Foreign currency effect	42	14		8	—				
Electrification organic (Non-GAAP)	$6,636	$5,356	24%	$924	$396	F	13.9 %	7.4 %	650 bps

(a) Includes intersegment sales $361 million and $317 million for the nine months ended September 30, 2025 and 2024, respectively.

2025 Guidance: Power and Electrification organic revenue*
We cannot provide a reconciliation of the differences between the non-GAAP financial measures expectations and the corresponding GAAP financial measure of Power and Electrification organic revenue* in the 2025 guidance without unreasonable effort due to the uncertainty of foreign exchange rates.

*Non-GAAP Financial Measure

ORGANIC REVENUES (NON-GAAP)	Three months ended September 30			Nine months ended September 30		
	2025	2024	V%	2025	2024	V%
Total revenues (GAAP)	$ 9,969	$ 8,913	12 %	$ 27,112	$ 24,376	11 %
Less: Acquisitions	2	—		4	—	
Less: Business dispositions	—	—		—	308	
Less: Foreign currency effect	140	11		77	15	
Organic revenues (Non-GAAP)	$ 9,826	$ 8,902	10 %	$ 27,031	$ 24,053	12 %

EQUIPMENT AND SERVICES ORGANIC REVENUES (NON-GAAP)	Three months ended September 30			Nine months ended September 30		
	2025	2024	V%	2025	2024	V%
Total equipment revenues (GAAP)	$ 5,880	$ 5,290	11 %	$ 14,971	$ 13,101	14 %
Less: Acquisitions	—	—		—	—	
Less: Business dispositions	—	—		—	171	
Less: Foreign currency effect	88	8		25	7	
Equipment organic revenues (Non-GAAP)	$ 5,792	$ 5,282	10 %	$ 14,946	$ 12,923	16 %
Total services revenues (GAAP)	$ 4,089	$ 3,623	13 %	$ 12,141	$ 11,276	8 %
Less: Acquisitions	2	—		4	—	
Less: Business dispositions	—	—		—	138	
Less: Foreign currency effect	52	3		52	8	
Services organic revenues (Non-GAAP)	$ 4,034	$ 3,620	11 %	$ 12,086	$ 11,129	9 %

We believe that Adjusted EBITDA* and Adjusted EBITDA margin*, which are adjusted to exclude the effects of unique and/or non-cash items that are not closely associated with ongoing operations provide management and investors with meaningful measures of our performance that increase the period-to-period comparability by highlighting the results from ongoing operations and the underlying profitability factors. We believe Adjusted organic EBITDA* and Adjusted organic EBITDA margin* provide management and investors with, when considered with Adjusted EBITDA* and Adjusted EBITDA margin*, a more complete understanding of underlying operating results and trends of established, ongoing operations by further excluding the effect of acquisitions, dispositions and foreign currency, which includes translational and transactional impacts, as these activities can obscure underlying trends.

We believe these measures provide additional insight into how our businesses are performing, on a normalized basis. However, Adjusted EBITDA*, Adjusted organic EBITDA*, Adjusted EBITDA margin* and Adjusted organic EBITDA margin* should not be construed as inferring that our future results will be unaffected by the items for which the measures adjust.

2025 Guidance: Adjusted EBITDA margin*
We cannot provide a reconciliation of the differences between the non-GAAP financial measures expectations and the corresponding GAAP financial measure of Adjusted EBITDA margin* in the 2025 guidance without unreasonable effort due to the uncertainty of foreign exchange rates, the costs and timing associated with potential restructuring actions and the impacts of depreciation and amortization.

*Non-GAAP Financial Measure

ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN (NON-GAAP)	Three months ended September 30			Nine months ended September 30		
	2025	2024	V%	2025	2024	V%
Net income (loss) (GAAP)	$ 453	$ (99)	F	$ 1,209	$ 1,075	12%
Add: Restructuring and other charges	83	209		192	419	
Add: (Gains) losses on purchases and sales of business interests(a)	(113)	—		(131)	(842)	
Add: Separation costs (benefits)(b)	43	27		122	(64)	
Add: Arbitration refund(c)	—	—		—	(254)	
Add: Non-operating benefit income	(115)	(130)		(340)	(399)	
Add: Depreciation and amortization(d)	212	289		617	734	
Add: Interest and other financial (income) charges – net(e)(f)	(44)	(35)		(141)	(93)	
Add: Provision (benefit) for income taxes(f)	292	(17)		510	380	
Adjusted EBITDA (Non-GAAP)	$ 811	$ 243	F	$ 2,038	$ 957	F
Net income (loss) margin (GAAP)	4.5 %	(1.1)%	560 bps	4.5 %	4.4 %	10 bps
Adjusted EBITDA margin (Non-GAAP)	8.1 %	2.7 %	540 bps	7.5 %	3.9 %	360 bps

(a) Includes unrealized (gains) losses related to our interest in China XD Electric Co., Ltd, recorded in Net interest and investment income (loss) which is part of Other income (expense) - net.
(b) Costs incurred in the Spin-Off and separation from GE, including system implementations, advisory fees, one-time stock option grant, and other one-time costs. In addition, 2024 includes $136 million benefit related to deferred intercompany profit that was recognized upon GE retaining the renewable energy U.S. tax equity investments.
(c) Represents a cash refund received related to an arbitration proceeding with a multiemployer pension plan and excludes $52 million related to the interest on such amounts that was recorded in Interest and other financial charges – net.
(d) Excludes depreciation and amortization expense related to Restructuring and other charges. Includes amortization of basis differences included in Equity method investment income (loss) which is part of Other income (expense) - net.
(e) Consists of interest and other financial charges, net of interest income, other than financial interest related to our normal business operations primarily with customers.
(f) Excludes interest expense (income) of zero and $(1) million and benefit (provision) for income taxes of zero and $6 million for the three months ended September 30, 2025 and 2024, respectively, as well as excludes interest expense (income) of $(1) million and $11 million and benefit (provision) for income taxes of $(4) million and $70 million for the nine months ended September 30, 2025 and 2024, respectively, related to our Financial Services business which, because of the nature of its investments, is measured on an after-tax basis.

ADJUSTED ORGANIC EBITDA AND ADJUSTED ORGANIC EBITDA MARGIN (NON-GAAP)	Three months ended September 30			Nine months ended September 30		
	2025	2024	V%	2025	2024	V%
Adjusted EBITDA (Non-GAAP)	$ 811	$ 243	F	$ 2,038	$ 957	F
Less: Acquisitions	(1)	—		1	—	
Less: Business dispositions	—	—		—	(41)	
Less: Foreign currency effect	(21)	16		28	(77)	
Adjusted organic EBITDA (Non-GAAP)	$ 833	$ 227	F	$ 2,010	$ 1,074	87 %
Adjusted EBITDA margin (Non-GAAP)	8.1 %	2.7 %	540 bps	7.5 %	3.9 %	360 bps
Adjusted organic EBITDA margin (Non-GAAP)	8.5 %	2.5 %	600 bps	7.4 %	4.5 %	290 bps

We believe that free cash flow* provides management and investors with an important measure of our ability to generate cash on a normalized basis. Free cash flow* also provides insight into our ability to produce cash subsequent to fulfilling our capital obligations; however, free cash flow* does not delineate funds available for discretionary uses as it does not deduct the payments required for certain investing and financing activities.

FREE CASH FLOW (NON-GAAP)	Three months ended September 30			Nine months ended September 30		
	2025	2024	V%	2025	2024	V%
Cash from (used for) operating activities (GAAP)	$ 980	$ 1,127	(13)%	$ 2,508	$ 1,662	51 %
Add: Gross additions to property, plant and equipment and internal-use software	(247)	(159)		(606)	(533)	
Free cash flow (Non-GAAP)	$ 732	$ 968	(24)%	$ 1,902	$ 1,129	68 %

2025 GUIDANCE: FREE CASH FLOW (NON-GAAP)
We cannot provide a reconciliation of the differences between the non-GAAP financial measure expectations and the corresponding GAAP financial measure for free cash flow* in the 2025 guidance without unreasonable effort due to the uncertainty of timing for capital expenditures.

*Non-GAAP Financial Measure

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws that are subject to risks and uncertainties. These statements may include words such as "believe", "expect", "anticipate", "intend", "plan", "estimate", "guidance", "will", "may," and negatives or derivatives of these or similar expressions. These forward-looking statements include, among others, statements about the benefits we expect from our lean operating model; our expectations regarding the energy transition; the demand for our products and services; our ability to navigate the current dynamic environment; the estimated impact of tariffs; our expectations of future increased business, revenues, and operating results; our ability to innovate and anticipate and address customer demands; our ability to increase production capacity, efficiencies, and quality; our underwriting and risk management; current and future customer orders and projects; our actual and planned investments; our expected cash generation and management; our capital allocation framework, including share repurchases and dividends; operational safety; our restructuring programs and strategies to reduce operational costs; and our credit ratings.

Forward-looking statements reflect our current expectations, are based on judgments and assumptions, are inherently uncertain and are subject to risks, uncertainties, and other factors, which could cause our actual results, performance, or achievements to differ materially from current expectations. Some of the risks, uncertainties, and other factors that may cause actual results to differ materially from those expressed or implied by forward-looking statements include the following:

- Our ability to successfully execute our lean operating model;
- Our ability to innovate and successfully identify and meet customer demands and needs;
- Our ability to successfully compete;
- Significant disruptions in our supply chain, including the high cost or unavailability of raw materials, components, and products essential to our business;
- Significant disruptions to our manufacturing and production facilities and distribution networks;
- Changes in government policies and priorities that reduce funding and demand for energy equipment and services;
- Shifts in demand, market expectations, and other dynamics related to energy, electrification, decarbonization, and sustainability;
- Global economic trends, competition, and geopolitical risks, including conflicts, trade policies, and other constraints on economic activity;
- Product quality issues or product or safety failures related to our complex and specialized products, solutions, and services;
- Our ability to obtain required permits, licenses, and registrations;
- Our ability to attract and retain highly qualified personnel;
- Our ability to develop, deploy, and protect our intellectual property rights;
- Our capital allocation plans, including the timing and amount of any dividends, share repurchases, acquisitions, organic investments, and other priorities;
- Our ability to successfully identify, complete, integrate, and obtain benefits from any acquisitions, joint ventures, and other investments;
- The price, availability, and trading volumes of our common stock;
- Downgrades of our credit ratings or ratings outlooks;
- The amount and timing of our cash flows and earnings;
- Our ability to meet our sustainability goals;
- The impact from cybersecurity or data security incidents;
- Changes in law, regulation, or policy that may affect our businesses and projects, or impose additional costs;
- Natural disasters, weather conditions and events, public health events, or other emergencies;
- Tax law and policy changes;
- Adverse outcomes in legal, regulatory, and administrative proceedings, actions, and disputes; and
- Other changes in macroeconomic and market conditions and volatility.

These or other uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements, and these and other factors are more fully discussed in our Annual Report on Form 10-K for the year ended December 31, 2024, and in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, including in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operation" sections included therein, as may be updated from time to time in our SEC filings and as posted on our website at www.gevernova.com/investors/fls. We do not undertake any obligation to update or revise our forward-looking statements except as may be required by law or regulation. This press release also includes certain forward-looking projected financial information that is based on current estimates and forecasts. Actual results could differ materially.

Additional Information

GE Vernova's website at https://www.gevernova.com/investors contains a significant amount of information about GE Vernova, including financial and other information for investors. GE Vernova encourages investors to visit this website from time to time, as information is updated, and new information is posted. Investors are also encouraged to visit GE Vernova's LinkedIn and other social media accounts, which are platforms on which the Company posts information from time to time.

Additional Financial Information

Additional financial information can be found on the Company's website at: www.gevernova.com/investors under Reports and Filings.

Conference Call and Webcast Information

GE Vernova will discuss its results during its investor conference call today starting at 7:30 AM Eastern Time. The conference call will be broadcast live via webcast, and the webcast and accompanying slide presentation containing financial information can be accessed by visiting the investor section of the website https://www.gevernova.com/investors. An archived version of the webcast will be available on the website after the call.

About GE Vernova

GE Vernova Inc. (NYSE: GEV) is a purpose-built global energy company that includes Power, Wind, and Electrification segments and is supported by its accelerator businesses. Building on over 130 years of experience tackling the world's challenges, GE Vernova is uniquely positioned to help lead the energy transition by continuing to electrify the world while simultaneously working to decarbonize it. GE Vernova helps customers power economies and deliver electricity that is vital to health, safety, security, and improved quality of life. GE Vernova is headquartered in Cambridge, Massachusetts, U.S., with approximately 75,000 employees across approximately 100 countries around the world. Supported by the Company's purpose, The Energy to Change the World, GE Vernova technology helps deliver a more affordable, reliable, sustainable, and secure energy future. Learn more: GE Vernova and LinkedIn.

Investor Relations Contact:

Michael Lapides
+1.617.674.7568
m.lapides@gevernova.com

Media Contact:

Adam Tucker
+1.518.227.2463
Adam.Tucker@gevernova.com